

May 8, 2015

William E. Ladin, Jr.
Chief Executive Officer
Internet America, Inc.
6210 Rothway Street, Suite 100
Houston, Texas 77040

> **Re:**   **Internet America, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 1, 2015**
> **File No. 001-32273**

Dear Mr. Ladin:

We have reviewed the above-referenced filing, and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Proposal #1: The Asset Sale Proposal

Fairness of the Asset Sale, page 29

1.   Please revise to describe any material relationship that existed during the past two years or is mutually understood to be contemplated and any compensation received or to be received as a result of the relationship between the company and GulfStar Group I, Ltd. Note that this includes your current relationship with GulfStar. You should disclose the amount of compensation to be received with respect to the fairness opinion, including the contingency amount. Refer to Instruction 7(a)(6) to Item 14 of Schedule 14A and Item 1015(b)(4) of Regulation M-A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

William E. Ladin, Jr.
Internet America, Inc.
May 8, 2015
Page 2

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Trevor G. Pinkerton, Esq.
       Norton Rose Fulbright US LLP